Exhibit (e)(4)

September 15, 2010

STRICTLY CONFIDENTIAL

Actel Corporation

2061 Stierlin Court

Mountain View, CA 04043

Attn:   Board of Directors

Gentlemen:

Representatives of Actel Corporation (“Actel” or “you”) and Microsemi Corporation (“Microsemi” or “we”) have been engaged in discussions relating to a strategic transaction that would result in an acquisition of Actel by Microsemi (the “Transaction”).

We would like to reiterate that we would like to offer to acquire Actel for a price of $20.88 per share (the “Offer Price”). This reflects a premium of 37% over Actel’s closing share price on September 14, 2010, and an enterprise value premium of 71%. The form of consideration will be 100% cash without any financing contingency. We have discussed our offer with the Executive Committee of our Board of Directors and other Members of our Board of Directors who are supportive of the Transaction at the Offer Price and have authorized us to move forward with diligence and negotiations of definitive agreements. We understand that Actel’s Board of Directors is also supportive of our offer at the Offer Price and has instructed Actel’s management and representatives to move forward with this letter, due diligence and negotiations of definitive agreements. We plan to move forward quickly with any diligence and with negotiations of definitive agreements so that we can execute appropriate agreements and commence a tender offer as soon as possible within the exclusivity period set forth below.

In recognition of the work that we have completed to date in furtherance of such a Transaction and in order to induce us (A) to continue discussions and negotiations with respect to such a Transaction, (B) to continue and complete our due diligence investigation of Actel in connection with such a Transaction, (C) to negotiate and enter into any requisite financing arrangements, and (D) to continue to incur expenses in connection therewith, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, you agree that, between the date hereof and the earliest of (x) 11:59 P.M., Pacific Time, on October 15, 2010, (y) such time as Actel and Microsemi mutually agree to discontinue discussions relating to the Transaction, and (z) such time that Microsemi fails to reaffirm in writing that it is actively pursuing the Transaction at the Offer Price within 24 hours of any request to do so by Actel. Actel shall not, nor shall it authorize or permit any affiliate or subsidiary of Actel to, nor shall it authorize or permit any director, officer or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, Actel or any of its subsidiaries to, directly or indirectly: (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below): (ii) participate in any discussions or negotiations (including continuing any current discussions or negotiations) regarding, or furnish to any person or entity any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal: or (iii) approve or recommend (or propose to approve or recommend), or enter into any agreement with respect to, any Takeover Proposal. The term “Takeover Proposal” means any proposal or offer: (a) to acquire in any manner, directly or indirectly, any material interest in the capital stock of Actel or any substantial portion of the assets of Actel or any of its subsidiaries: (b) for any merger, consolidation, share exchange, scheme of arrangement, dissolution, liquidation, reorganization, recapitalization or other business combination directly or indirectly involving Actel: (c) for any issuance by Actel of a material amount of its equity securities for cash or as consideration for the assets or securities of another person or entity: or (d) for any transaction similar to, or having a similar effect as, any of the transactions described in the foregoing clauses (a), (b) and/or (c).

Actel shall promptly inform Microsemi of the receipt of any inquiry or proposal regarding a Takeover Proposal, shall provide Microsemi with all of the material terms and conditions of such Takeover Proposal and shall keep Microsemi fully informed of the status of such Takeover Proposal.

The terms of this letter agreement and the existence hereof shall be treated as “Confidential Information” for purposes of the Mutual Non-Disclosure Agreement dated as of April 15, 2010 (the “Non-Disclosure Agreement”) between Actel and Microsemi. Except as required by law, judicial, or governmental order or other legal process, neither Actel nor Microsemi, nor any of their respective affiliates or Representative, shall make any public statement or issue any press releases concerning, or otherwise disclose, the existence of negotiations between the parties hereto in respect of the Transaction or the status thereof without the prior written consent of the other party.

This letter agreement may be executed in counterparts and (a) shall be governed by the laws of the State of California, without regard to principles of conflict of laws, (b) may only be amended in a writing executed by each of the parties hereto and (c) shall supersede all prior agreement relating to subject matter addressed herein, and together with the Non-Disclosure Agreement, shall constitute the entire agreement of the parties hereto in respect of the subject matter hereof. Expect as set forth in this letter agreement, there is no contract or agreement between us with respect to a Transaction until definitive documentation is complete and executed. Actel agrees that money damages will not be a sufficient remedy for any breach by it or its affiliates or Representatives of this agreement, and that, in addition to all other remedies. Microsemi shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. If any provision of this letter agreement is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby.

We are excited about the Transaction and the compelling strategic fit it presents. We have an extensive track record of successfully executing and integrating acquisitions. We have completed more than twelve acquisitions since 2005, including our recent acquisition of White Electronic Designs Corporation in which we signed the appropriate documents and launched our tender offer within less than 14 days from the date we entered into exclusivity. As evidenced by our integration of other acquisitions. We believe that management and employees of Actel will flourish as a part of Microsemi. We look forward to continuing to work with you on the proposed Transaction.

If you accept the terms of this letter, please execute this letter agreement in the space provided below and return the signed copy to us before 10:00 P.M. Pacific Time on September 15, 2010, at which time our proposal will expire. We will be happy to work with you on an expedited basis today in the event that you have any comments or concerns.

Very truly yours,

MICROSEMI CORPORATION

By:	/s/ James Peterson
Name:	James Peterson
Title:	President & CEO

Acknowledged and Agreed to as

of the date first written above:

ACTEL CORPORATION

By:	/s/ David L.Van De Hey
Name:	David L. Van De Hey
Title:	VP & General Counsel